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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009

Commission File Number   001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________.

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated March 25, 2009, relating to Yucheng Expanding Bank of East Asia's E-Banking Features

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: March 25, 2009	By:	/s/ Remington Hu
	Name:	Remington Hu
	Title:	Chief Financial Officer

___________________
*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number	Description

1. Press release dated March 25, 2009, relating to Yucheng Expanding Bank of East Asia's E-Banking Features

Yucheng Expands Bank of East Asia's E-Banking Features

BEIJING, March 25, 2009 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China's banking industry, today announced Phase II, which expands the scope of Bank of East Asia's (BEA) personal e-banking services to enhance the customer experience.

Phase II builds on standard capabilities, such as wire services and account management, to add a new level of functionality. Online bill pay, a critical new feature, offers users the first convenient payment method and replaces the need for in person payments at a bank or vendor. Scheduled fund transfers and fixed-term savings options, similar to CDs, allow users to actively manage their use of savings products to maximize returns while meeting financial commitments. Phase II also includes a preliminary mobile payment system enabling users to send payments and fund transfers to other BEA customers via text message.

Yucheng developed BEA's initial personal online banking platform in early 2008 to wide industry acclaim. The platform was honored as the "Outstanding Online Banking Platform for a Foreign Bank" at the Decennium Celebration of China Commercial Internet. Phase II will leverage Yucheng's industry-leading technology and best practices to ensure that BEA remains at the forefront of e-banking in China.

Mr. Weidong Hong, CEO of Yucheng Technologies stated, "Competition is intensifying and consumers are becoming more sophisticated. Our online banking solutions not only lower the cost of customer service, but also increase the quality of each interaction. During Phase II, we hope to create a rich online user experience through our combination of intuitive design and innovative online tools. We look forward to expanding our relationship with BEA in the online space and across all of our solution lines. "

Channel Solutions enable banks to better communicate with customers. Yucheng is the number one provider of e-banking solutions in China and our clients currently include more than 25 of the top banks in China.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry.  Headquartered in Beijing, China, Yucheng has approximately 2,000 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 23 cities.  Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) Channel Solutions, such as web banking and call centers; (ii) Business Solutions, such as core banking systems, foreign exchange and treasury management; and (iii) Management Solutions, such as risk analytics and business intelligence.  Yucheng is also a leading third-party provider of POS merchant acquiring services in partnership with banks in China.

About The Bank of East Asia (China) Limited

Incorporated in Hong Kong in 1918, The Bank of East Asia (BEA) is the largest independent local bank in Hong Kong, with total consolidated assets of USD 53.5 billion as of December 31, 2008.  The Bank of East Asia (China) Limited, a subsidiary of BEA, was established in April 2007 and is headquartered in Shanghai.  It currently has 18 branches and 45 sub-branches and serves as BEA's major banking and financial operations in mainland China.

For Further Information

Rebecca Alexander
+1 914 613 3648
+86 10 5913 7998
ralexander@yuchengtech.com

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  Forward-looking statements are statements that are not historical facts.  Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words.  Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission.  The information set forth herein should be read in light of such risks.  Yucheng assumes no obligation to update the information contained in this press release.